[Pogo Letterhead]

October 27, 2006

via EDGAR and courier

Mr. James Murphy, Petroleum Engineer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:                             Pogo Producing Company
Letters Dated July 19, 2006, August 24, 2006 and October 10, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-7792

Dear Mr. Murphy:

We are responding to a comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated October 10, 2006 regarding our response dated September 29, 2006 and relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “2005 10-K”) (File No. 1-7792).  For your convenience, our response is prefaced by your corresponding comment (in bold text).

Business, page 4

Domestic Onshore and Offshore Operations, pages 4-9

1.                                      We have reviewed your response to comment number one of our letter dated August 24, 2006 and your revised disclosure in your draft 10-K/A.  As previously discussed, Instruction 3 to Item 102 of Regulation S-K requires the disclosure of net reserves for the properties that you disclose.  Please revise your document to include the net reserves you attributed to each of the Los Mogotes field, the Madden Unit, and the Main Pass Block 61/62 field at December 31, 2005.

Response:

In response to the Staff’s comment, we have supplemented the disclosure under the caption “Item 1. Business” in the Form 10-K/A filed herewith to provide disclosure of the net reserves of oil, condensate and natural gas liquids (MBbls) and natural gas (MMcf) for each of the Los Mogotes field, the Madden Unit and the Main Pass Block 61/62 field at December 31, 2005, along with the percentage such reserves represent of the Company’s total proved hydrocarbon reserves.

*     *     *     *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer

cc:                                 Mr. H. Roger Schwall (via EDGAR; w/out encls.)
Mr. Jason Wynn
Ms. Sandra Eisen

Enclosure